NEWS
BULLETIN

FROM:

Exhibit 99.(a)(1)(xiii)

RE: Schuff International, Inc.

1841 West Buchanan St.
Phoenix, AZ 85007
(602) 252-7787
TRADED: AMEX: SHF

THE BERLIN GROUP, INC.
INVESTOR RELATIONS COUNSEL

     FOR FURTHER INFORMATION:

AT THE COMPANY:	AT THE BERLIN GROUP:
Michael R. Hill	Lawrence Delaney Jr.
Vice President/CFO	(714) 734-5000
(602) 417-8865

SCHUFF INTERNATIONAL ANNOUNCES PROJECT AWARDS

PHOENIX, Ariz., Friday, May 14, 2004—Schuff International, Inc. (AMEX: SHF), a family of companies providing fully integrated steel construction services, today announced that its subsidiaries have been issued letters of intent for projects in Las Vegas, Nev. and San Diego, Calif., including:

•	Schuff International’s Schuff Steel subsidiary has received a letter of intent to provide steel construction services for a major hotel-casino project in Las Vegas. Schuff Steel expects to fabricate and erect structural and miscellaneous steel for a hotel tower, casino/retail shops and an underground parking garage.

Because design work by the owner is on-going, Schuff Steel does not yet have a reasonable estimate of this project’s total contract value. However, the project could generate significant revenues for Schuff Steel in 2005 and 2006. It is anticipated that Schuff Steel will receive a fixed fee based upon the estimated cost of the work.

•	QUALCOMM Building W and Utilities, San Diego, involves the fabrication of a 12-story tower and general plant for the San Diego-based developer and deliverer of digital wireless communications products and services. Fabrication is expected to begin in the third quarter of 2004 and completed in the fourth quarter of 2004. San Diego-based Roel Construction Company awarded the project to Schuff International’s Bannister Steel subsidiary.

•	QUALCOMM Building N, San Diego, will consist of a 10-story tower, auditorium and bridge to a garage. The structures are expected to require approximately 4,500 tons of structural steel. Fabrication is scheduled to begin in the third quarter of 2004. Roel Construction Company awarded the project to Bannister Steel.

Schuff International, Inc. is a family of steel fabrication and erection companies providing a fully integrated range of steel construction services, including design engineering, detailing, joist manufacturing, fabrication and erection, and project management expertise. The company has multi-state operations primarily focused in the U.S. Sunbelt.

Schuff International Announces Project Awards

For more information, please visit the company’s Web site, http://www.schuff.com.

Any forward-looking statements made in this news release, including statements regarding expected completion dates for the projects mentioned and the amount of steel required to complete the projects, among others, are based on the the company’s expectations and are subject to a number of risks and uncertainties, many of which cannot be predicted or quantified and are beyond the company’s control. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Factors that could cause actual results to differ materially from the company’s expectations include possible delays in commencing or completing projects, the possibility that definitive contracts might not be executed with respect to certain projects, the possibility that the company may be unable to complete the projects on a profitable basis, the uncertainty regarding the scope of any project and its impact on revenues, the possibility that the project may be subject to numerous change orders, the possibility that higher steel prices could cause project owners to cancel or delay projects; lengthening of sales cycles for construction products and services, competition, and general business and economic conditions. More information about factors that potentially could affect Schuff International’s financial results is included in the company’s annual report on Form 10-K for the fiscal year ended December 31, 2003 and other documents filed by the company with the Securities and Exchange Commission.

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